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                                                                    Exhibit 99.1

                                  RISK FACTORS

         You should carefully consider the risks below before making a decision to invest in our common stock or senior subordinated notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of future operations could be materially and adversely affected, the trading price of our securities could decline, and you may lose all or part of your investment.

         This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this report.

                         RISKS RELATING TO OUR BUSINESS

WE HAVE RECENTLY TRANSITIONED OUR COMPANY TO A SPECIALTY PHARMACEUTICAL COMPANY WITH CHALLENGES AND RISKS THAT WE HAVE NOT HISTORICALLY FACED.

         Our decision to commercialize branded products through our NeoSan Pharmaceuticals business unit represents a change in our business with new challenges. We have only eight months' experience in acquiring, marketing and promoting branded products. In the past, we generally partnered with customers in development projects, sharing the risk that the project would be unsuccessful. We anticipate that the integration of our acquired products will require significant management attention and expansion of our sales force. In order to effectively manage our acquisitions, we must maintain adequate operational, financial and management information systems and motivate and manage an increasing number of employees. In addition, our acquired branded products may generate lower-than-expected sales or need to be reformulated. They may be subject to manufacturing delays, product shortages or shut-downs due to FDA oversight and regulation, or product liability claims or recalls. In addition, although we have thus far relied on a contract sales force provided by a national pharmaceutical sales organization, we recently elected to terminate this arrangement and plan to directly hire and manage our sales force. Moreover, we plan to significantly expand our sales force during 2002. We have not previously managed a sales force of this size. Our business, financial condition and results of operations could be materially and adversely affected if we are unable to meet these challenges associated with our new specialty pharmaceutical business.

WE MAY INCUR SUBSTANTIAL EXPENSE TO DEVELOP PRODUCTS THAT WE NEVER SUCCESSFULLY COMMERCIALIZE.

         We will incur substantial research and development expenses, and other expenses, attempting to develop new or improved products or product line extensions. These expenses will substantially exceed our prior research and development expenses. The products or line

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extensions to which we devote operational and financial resources could be commercial failures. Successful commercialization of products and product line extensions requires accurate anticipation of market and customer acceptance of particular products, customers' needs and emerging technological trends, among other things. Additionally, we must complete many complex formulation and analytical testing requirements and obtain regulatory approvals from the Food and Drug Administration, or FDA, and other regulatory agencies. When developed, new or reformulated drugs may not exhibit desired characteristics. Complications can also arise during production scale-up. Our products and line extensions may encounter unexpected, unresolvable patent conflicts or not have enforceable intellectual property rights. Delays or problems also may arise from internal conflicts for resource availability, personnel errors or equipment failures. In addition, our rights to use proprietary technologies of others in developing products may be terminated or limited prior to the completion of the development of a particular product, which could prevent us from commercializing that product. If we incur significant expenses for a product or line extension that we do not successfully commercialize, there could be a material adverse effect on our business, financial condition and results of operations.

OUR ACQUISITION STRATEGY COULD HAVE A MATERIAL AND ADVERSE EFFECT ON US; THE PRODUCT SALES OF DARVON AND DARVOCET-N HAVE RECENTLY DECREASED.

         We have increased our net revenues and net income through acquisitions of branded products, and we intend to pursue additional acquisition opportunities. The acquisition prices that we pay for branded products are based upon many factors, including our analysis of sales history, cost of goods sold, manufacturing and supply sources, marketing potential, brand strength, competition and product improvement opportunities. While we carefully analyze the prices that we pay, we may have overpaid, or may in the future overpay, for a branded product line that may not produce sufficient cash flow to repay our debt, including indebtedness incurred in connection with the acquisition, or provide an acceptable rate of return on our investment.

         When we determine the purchase price for acquired product lines, we rely in large part on levels of past sales of the products. We do not know, however, whether past levels of product sales can be sustained, even with our sales promotion of, and improvements and line extensions to, these acquired product lines. Sales of an acquired product line may be deteriorating or trending down as we purchase it, and we may not be able to stop or reverse this trend. Average monthly net sales of Darvon and Darvocet-N were $4.1 million in 1999, $4.7 million in 2000 and $5.2 million in 2001. However, net sales of these products were $3.1 million in March 2002, $3.2 million in February 2002, $3.4 million in January 2002, $3.9 million in December 2001 and $3.1 million in November 2001. We believe that the levels of net sales in 1999 and 2000 are more indicative of future sales levels than the elevated sales levels in 2001 or the reduced sales levels during the five months ended March 31, 2002. Although we have focused on the longer-term trends in evaluating the acquisition of these product lines, this decrease in monthly sales may not be temporary and sales levels may never return to the range existing in 1999 and 2000. If sales continue at these recent levels, annual product sales of Darvon and Darvocet will be approximately $40 million. Any prolonged decrease in sales of these products or their failure to return to the sales levels existing in 1999 and 2000 will have a material adverse effect on our business, results of operations and financial condition.

         Our growth strategy is dependent upon our ability to develop line extensions or improvements related to our acquired branded products and acquire branded products that can be promoted through our marketing and distribution channels. Despite our strong relationships with many large pharmaceutical companies which are our customers, other companies, including those with substantially greater financial, marketing and sales resources, are competing with us to acquire the same products. As a result, we may not be able to acquire rights to additional products or may pay too much when we acquire them.

         Additionally, our acquisitions will be dependent upon our ability to obtain necessary financing. Our senior credit facilities and senior subordinated notes limit our ability to obtain additional debt financing. Difficulties encountered in developing line extensions or improvements to acquired products may delay and increase the cost of a development project, requiring additional external funding. Events beyond our control, such as terrorist attacks and their aftermath, may adversely affect capital markets and limit our ability to obtain the equity or debt financing that we would need to pursue additional product line acquisitions. The inability to effect acquisitions of additional branded products could have a material adverse effect on our future business, financial condition and results of operations.

WE ARE DEPENDENT ON THIRD PARTIES FOR ESSENTIAL BUSINESS FUNCTIONS, AND PROBLEMS WITH THESE THIRD-PARTY ARRANGEMENTS COULD MATERIALLY ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE AND SELL PRODUCTS AND OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         We are dependent on third parties for the manufacture of our products. We have entered into agreements with third parties for many of our product manufacturing requirements. Our manufacturing dependence upon third parties may adversely affect our profit margins and our ability to deliver our products on a timely and competitive basis. If we are unable to retain or replace third-party manufacturers on commercially acceptable terms, we may not be able to distribute our products as planned. If we encounter delays or difficulties with contract manufacturers in producing or packaging our products, the distribution, marketing and subsequent sales of these products would be adversely affected, and we may have to seek alternative sources of supply, lose sales or abandon or divest a product line on unsatisfactory terms. We may be unable to enter into alternative supply arrangements at commercially acceptable rates on a timely basis, if at all. The manufacturers that we utilize may not be able to provide us with sufficient quantities of our products, and the products supplied to us may not meet our specifications. Moreover, our contract manufacturers may not comply with regulatory requirements and keep their facilities validated and in good working order. Manufacturing at these facilities can be suspended and halted for lengthy periods of time by the FDA if these manufacturers do not comply with regulatory requirements. Additionally, modifications, enhancements or changes in manufacturing sites of approved products are subject to FDA approval that we may or may not be able to obtain and that may be subject to a lengthy application process.

         M.V.I. product line shortages existed in the mid-1990s due to third-party manufacturing problems, which were resolved in 2000 when AstraZeneca brought manufacturing of M.V.I.-12 in house. Additionally, in September 2001 after an FDA inspection of its facilities, our third party supplier of M.V.I.-Pediatric halted production of M.V.I.-Pediatric at its manufacturing facility as a result of its discovery of microbial growth in other products manufactured in the section of the facility used for the production of M.V.I.-Pediatric. This manufacturer resumed production of M.V.I.-Pediatric in February 2002 and experienced initial production problems. These problems have been resolved and we began shipping new products to our customers in April 2002. The shutdown created temporary shortages in the marketplace. M.V.I.-Pediatric accounted for 31% of the M.V.I. product line sales in 2000 and 34% in 1999.

         Our acquired products are subject to interim supply agreements, each with terms generally not exceeding three years. After expiration of these contracts, our manufacturing costs could be higher and the move of the manufacturing of any of our products will cause us to incur significant start-up costs associated with that move. Additionally, any move of the manufacturing site of any of these products would require FDA approval of the new manufacturing facility. FDA approval, however, is not within our control, and we may not receive it for a long time, if at all.

         We are dependent on third parties for the supply of critical raw materials. Sales of our products are dependent on our ability to obtain FDA-approved supplies of raw materials, including active and inactive pharmaceutical ingredients, and packaging materials, at commercially acceptable prices and terms, in time to satisfy critical product development, testing, analytical and manufacturing activities, customer contracts, or our development plans. Generally, there are limited suppliers, and in most cases only one supplier, of a critical raw material. The FDA must approve the supply source of many ingredients for our products. The qualification of a new supply source could delay the manufacture of the drug involved. Arrangements with our foreign suppliers are subject to certain additional risks, including the availability of governmental clearances, export duties, political instability, currency fluctuations and restrictions on the transfer of funds. Any constraints on the supply of raw materials could materially and adversely affect our business, financial condition and results of operations.

         Novartis, which is manufacturing Brethine products for us under a supply agreement we entered into when we acquired the Brethine product line, maintains an inventory of the active ingredient, terbutaline sulfate, used to manufacture both the oral and injectable forms of the Brethine products. The supplier of this existing inventory, however, has stopped producing terbutaline sulfate. As a result, we have identified and are seeking FDA approval of a new supplier and are responding to FDA requests regarding the new supplier's material. We believe the current inventory of terbutaline sulfate from the approved supplier is sufficient to continue to manufacture the oral form of Brethine to supply anticipated orders until September 2002 for one dosage strength and several months later for the other dosage strengths and to manufacture the injectable form of Brethine to fill anticipated orders for several years. Novartis has acquired an inventory of terbutaline sulfate from the new supplier, but the Brethine products it manufactures for us with this material may not be sold until this new supplier is approved by the FDA. We believe that we will obtain approval of the new supplier prior to September 2002, but we may not receive this approval until much later, if at all. If the FDA does not approve the new supplier, we will not be able to supply one dosage strength of Brethine tablets to our customers after August 2002 and will not be able to supply the remaining oral dosage strength within several months after that. Sales of the oral form of Brethine accounted for approximately 65% of net sales of Brethine in 2001.

         We use, and are dependent on, a contract sales force and a contract distribution program. We have contracted with Ventiv Health U.S. Sales, Inc., a national pharmaceutical sales organization, to provide our sales force and product distribution support. Additionally, we have contracted with Integrated Commercialization Solutions, Inc., a national pharmaceutical product distribution company, to provide warehousing, product distribution, inventory tracking, customer service and financial administrative assistance related to our distribution program. The Ventiv agreement may be terminated by either party with 90 days' written notice, and we provided notice of termination of this agreement in April 2002, with this termination to be effective in July 2002. Going forward, we intend to directly hire and manage our sales force, which we plan to significantly expand during the remainder of 2002. The Integrated Commercialization Solutions contract may be terminated by either party with 180 days' written notice. We are dependent on the capabilities of these third parties to sell and distribute our products effectively and interact with our customers. We do not have extensive experience performing these functions ourselves and may suffer significant disruption if we have to do so or find alternative providers. The failure to adequately support our sales and distribution efforts or effectively manage our relationships with customers could have a material adverse effect on our business, financial condition and results of operations.

WE ENCOUNTER AGGRESSIVE COMPETITION IN ALL AREAS OF OUR BUSINESS.

         The pharmaceutical industry is highly competitive and innovative. Our branded products are in competition with branded products marketed and promoted by many other pharmaceutical companies, including large, fully integrated companies with financial, marketing, legal and product development resources substantially greater than ours. Additional competitors may emerge to compete directly with us for acquisitions of branded product lines, any of which could materially adversely affect our ability to successfully make additional acquisitions of branded product lines or our ability to sell our products on a successful basis. We also compete with pharmaceutical companies in developing, marketing and promoting our own internally developed pharmaceutical products. Because the sales prices of pharmaceutical products typically decline as competition increases, this competition could materially adversely affect us.

         Our branded products are subject to generic competition. There is no proprietary protection for most of the branded pharmaceutical products that we sell, and as a result our branded pharmaceutical products are or may become subject to competition from generic substitutes. These generic substitutes for our branded products are sold by competitors at significantly lower prices than branded products, due to the significantly lower costs associated with them. These generic products may be precisely identical, in every respect, to the higher-priced branded drugs we sell. In addition, governmental and other pressures, including from third-party payers such as health maintenance organizations, or HMOs, and health insurers to reduce pharmaceutical costs may result in physicians or pharmacies increasingly using generic substitutes for our products. Further, Congress is currently considering legislation that would, if enacted, reduce regulatory obstacles to approval of generic products. Additional state and federal legislation may be considered in the future that would adversely affect sales of branded pharmaceutical products in favor of generic products, such as laws more broadly mandating substitution of generic products for prescriptions written for branded products. Competition from generic products or additional legislation or regulatory developments favoring generic products could cause the revenues from our branded products to decrease significantly and could have a material and adverse effect on our business, financial condition and results of operations. In addition, consideration of legislative or regulatory changes that favor generic products or press reports of possible changes may adversely affect the trading price of our common stock.

         Newly developed branded products could adversely affect the commercially valuable life of our products. The rapid product development and technological changes occurring in the pharmaceutical industry could render our branded products obsolete or uneconomical. New drugs to treat the conditions addressed by our products could emerge. For example, we believe that sales of Darvon and Darvocet-N decreased significantly in the early and mid-1990s, due to the introduction of Oxycontin and the COX-2 class of drugs, which were thought to be superior to Darvon and Darvocet-N. In fact, companies that sell or have sold us a particular product line could be developing a competing product line to replace the line they are selling or have sold to us. Our competitors also may be able to complete the product regulatory approval process before us and, therefore, begin marketing their products in advance of our products. Additionally, technological advances, which could affect the efficacy, approval, cost, production or marketing of products, could benefit our competitors without similarly aiding us. Our business, financial condition and results of operations could be materially and adversely affected by any one or more of these developments.

         Our fee-for-service business is subject to increasing competitive pressures. We are also subject to the impact of marketplace actions of our competitors in our fee-for-service business. For example, in the event of business difficulties or changes in market supply and demand for products, a competitor may decide to slash its prices or take other pricing or market actions in order to obtain new business at any price. These actions could disrupt the entire marketplace, resulting in potential reduced revenues, either from responsive pricing reductions or a reduction in customer contracts. This could adversely affect our business, financial condition and results of operations.

WE MAY BE UNABLE TO OBTAIN GOVERNMENT APPROVAL FOR OUR PRODUCTS OR COMPLY WITH GOVERNMENT REGULATIONS RELATING TO OUR BUSINESS.

         The commercialization of pharmaceutical products is subject to extensive federal, state and local regulation in the United States and similar foreign regulation. We do not know the extent to which we may be affected by legislative and other regulatory actions and developments concerning various aspects of our operations, our products and the health care field generally. We do not know what effect changes in governmental regulation and other actions or decisions by governmental agencies may have on our business in the future. Any changes could require changes to manufacturing methods or facilities, expanded or different labeling, new approvals, the recall, replacement or discontinuance of certain products, additional record keeping, and expanded documentation of the properties of certain products and scientific substantiation. Any regulatory changes could have a material adverse effect on our business, financial condition and results of operations or our competitive position.

         The manufacturing, processing, formulation, packaging, labeling, distribution, importation, pricing, reimbursement and advertising of our products, and disposal of waste products arising from these activities, are also subject to regulation by the Drug Enforcement Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the U.S. Department of Agriculture, the Occupational Safety and Health Administration, the U.S. Environmental Protection Agency, the U.S. Customs Service and the Centers for Medicare and Medicaid Services, as well as state, local and foreign governments.

         We are required to obtain approval from the FDA based upon pre-clinical testing, clinical trials showing safety and effectiveness, chemistry and manufacturing control data, and other data and information before marketing most drug products. The generation of the required data is regulated by the FDA and can be time-consuming and expensive, and the results might not justify approval. Our FDA product filings may not be approved in a timely manner, if at all, and we may be unable to meet other regulatory requirements for our products. Pharmaceutical products also must be distributed, sampled, advertised and promoted in accordance with FDA requirements.

         Even if we are successful in obtaining all required pre-marketing approvals, post-marketing requirements and our failure to comply with other regulations could result in suspension or limitation of approvals. The FDA could also require reformulation of products during the post-marketing stage. For example, prior to our acquisition of the M.V.I. and Aquasol product lines, the FDA determined that M.V.I.-12, an adult multivitamin injectable product, must be reformulated (along with other similar adult multivitamin products) to include higher doses of Vitamins B1, B6, C and folic acid and to add Vitamin K. Our formulation development laboratory has been working closely with AstraZeneca on this reformulation, and we are hopeful that FDA approval of the reformulation can be obtained by the end of this year or early next year, although this approval could take longer and may never be obtained.

         All of our drugs must be manufactured in conformity with current Good Manufacturing Practice regulations, as interpreted and enforced by the FDA, and drug products subject to an FDA-approved application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the application. Additionally, modifications, enhancements or changes in manufacturing sites of approved products are, in many circumstances, subject to FDA approval, which may be subject to a lengthy application process or which we may be unable to obtain. Our facilities, including the facilities used in our fee-for-service business, and those of our third-party manufacturers are periodically subject to inspection by the FDA and other governmental agencies, and operations at these facilities could be interrupted or halted if such inspections are unsatisfactory.

         Failure to comply with FDA or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA's review of our product applications, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we have instituted internal compliance programs, if our compliance is deficient in any significant way, it could have a material adverse effect on us. Most of our suppliers are subject to similar regulations and periodic inspections.

         The federal health care program antikickback statute makes it illegal for anyone to knowingly and willfully make or receive "kickbacks" in return for any health care item or service reimbursed under any federally financed healthcare program. This statute applies to arrangements between pharmaceutical companies and the persons to whom they market, promote, sell and distribute their products. Federal false claims laws prohibit any person from knowingly making a false claim to the federal government for payment. Recently, several pharmaceutical companies have been prosecuted under these laws, even though they did not submit claims to government healthcare programs. The prosecutors alleged that they were inflating drug prices they report to pricing services, which are in turn used by the government to set Medicare and Medicaid reimbursement rates. Pharmaceutical companies also have been prosecuted under these laws for allegedly providing free products to customers with the expectation that the customers would bill federal programs for the products.

         Additionally, the majority of states have laws similar to the federal antikickback law and false claims laws. Sanctions under these federal and state laws include monetary penalties, exclusion from reimbursement for products under government programs, criminal fines and imprisonment. While we have internal policies and practices requiring and detailing compliance with the health care fraud and abuse laws and false claims laws, it is possible that some of our business practices could be subject to challenge under one or more of these laws, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, our business involves the controlled storage, use and disposal of hazardous or highly potent materials and biological hazardous materials. We are subject to numerous environmental laws and regulations in the jurisdictions in which we operate. Although we believe that our safety procedures for handling and disposing of these hazardous materials comply in all material respects with the standards prescribed by law and regulation in each of our locations, the risk of accidental contamination or injury from hazardous materials cannot be completely eliminated. In the event of an accident, we could be held liable to governmental authorities or private parties for any damages that result, and the liability could exceed our resources. In addition, we may be held liable for costs associated with contamination of our currently or formerly occupied properties, or at other parties' disposal sites where we disposed of hazardous wastes, even though this contamination may have been caused by third parties or the disposal may have complied with the regulatory requirements then in place. Current or future environmental laws and regulations, or adverse changes in the way current laws and regulations are interpreted or enforced, may materially adversely affect our business, financial condition and results of operations. We maintain liability insurance for some environmental risks that our management believes to be appropriate and in accordance with industry practice. However, we may incur liabilities beyond the limits or outside the coverage of our insurance and may not be able to maintain insurance on acceptable terms.

         In connection with our activities outside the U.S., we are subject to foreign regulatory requirements governing the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical products. These requirements vary from country to country. Even if FDA approval has been obtained for a product, approval by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. For example, some of our foreign operations are subject to regulations by the European Medicines Evaluations Agency and the U.K. Medicines Control Agency. The approval process may be more or less rigorous from country to country, and the time required for approval may be longer or shorter than that required in the U.S. Clinical studies conducted outside of any particular country may not be accepted by that country, and the approval of a pharmaceutical product in one country does not assure that the product will be approved in another country. In addition, regulatory agency approval of pricing is required in many countries and may be required for our marketing of any drug in those countries.

WE ARE VULNERABLE TO PRESSURES FROM THIRD-PARTY PAYERS.

         Our commercial success in product sales will depend on patients being reimbursed by third-party health care payers, such as government and private health insurers and managed care organizations. Third-party payers are increasingly challenging the pricing of medical products and services. For example, third-party payers strenuously discourage use of branded products such as ours when generic substitutes are available. As a result, reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product acquisition and development. If adequate reimbursement levels are not provided, our business, financial condition and results of operations could be materially and adversely affected.

         The market for our products may be limited by actions of third-party payers. For example, many managed health care organizations are now limiting the pharmaceutical products that are on their lists of approved drugs. The resulting competition among pharmaceutical companies to place their products on these formulary lists has created a trend of downward pricing pressure in the industry. In addition, many managed care organizations are pursuing various ways to reduce pharmaceutical costs and are considering formulary contracts primarily with those pharmaceutical companies that can offer a broad line of products for a given class of therapy or disease, which we cannot do. Our products may not be included on the approved drug list of managed care organizations, and downward pricing pressures in the industry generally could materially and adversely impact our business, financial condition and results of operations.

         Additionally, a number of legislative and regulatory proposals aimed at reducing the costs of medical products and services have been enacted or proposed. For example, President Bush's administration has recently proposed a program that would give Medicare beneficiaries the right to purchase a discount card for a nominal fee. The discount card would entitle the purchaser to receive pre-negotiated discounts on certain prescription drugs. Additionally, certain state governments have enacted legislation that seeks to reduce the price paid by Medicaid recipients for prescription drugs. In Florida, pharmaceutical companies that sell to state Medicaid programs are now required to offer rebates in addition to the already discounted prices mandated by federal law, and a new program in Michigan is designed to force pharmaceutical companies to reduce the prices of their prescription drugs to be placed on the state's preferred list of drugs eligible for Medicaid reimbursement. A number of states are considering additional legislation and other measures that would, if enacted, further adversely affect revenues from the sale of branded drugs, for example, through limits on the purchase of branded drugs by state institutions and restrictions on reimbursement for branded drugs in programs subject to state jurisdiction. Additionally, several large pharmaceutical companies have recently adopted discount plans for the elderly. Our business, financial condition and results of operations could be materially and adversely affected if recently established or future legislative or regulatory programs that are designed to reduce the costs of medical products and services are effective or require consumers to use generic substitutes for our branded products.

OUR SUCCESS IS DEPENDENT UPON A LIMITED NUMBER OF KEY PRODUCT LINES, WHICH MEANS THAT ANY UNFAVORABLE DEVELOPMENTS WITH RESPECT TO ANY ONE PRODUCT LINE COULD MATERIALLY AND ADVERSELY AFFECT US.

         We have a significant investment in a limited number of key product lines. Each of our branded product lines, and particularly Darvon and Darvocet-N, will represent a significant portion of our total product sales for the foreseeable future. On a pro forma basis as if we had completed the product line acquisition on January 1, 2001, sales of Darvon and Darvocet-N would have represented 26% of our net revenues and 37% of our gross margin dollars for 2001. Accordingly, any factor adversely affecting sales of any of our branded products, such as any problem with their safety or efficacy, could have a material adverse effect on our business, financial condition and results of operations. In addition, any perceived problems with our products could have a similar material adverse effect. We are aware of press and consumer advocate reports challenging the safety of Darvon and Darvocet-N, alleging that these products are addictive, not effective and have caused fatalities in the case of overdoses. Challenges to the safety and efficacy of Darvon and Darvocet-N could have a material adverse effect on our business, financial condition and results of operations.

CONSOLIDATION OF OUR DISTRIBUTION NETWORK FOR PHARMACEUTICAL PRODUCTS COULD RESULT IN REDUCED PRODUCT PURCHASES AND INCREASED PRODUCT RETURNS BY OUR CUSTOMERS.

         The distribution network for pharmaceutical products has in recent years been subject to increasing consolidation. As a result, a few large wholesale distributors control a significant share of the market. These large, well-established distributors are NeoSan's primary customers. We anticipate that as NeoSan's business expands, some of these wholesalers and distributors may become significant customers accounting for 10% or more of our consolidated net revenues. We have experienced concentration of business in our other business units in the past, and in 2001 and 2000 the same customer and its affiliates accounted for approximately 15% of our consolidated net revenues. This consolidation trend could cause our distributors to stop carrying or reduce their inventory levels of our products, return our products or reduce our product offerings. For example, many pharmacies do not carry Darvon and Darvocet-N, instead carrying only generic substitutes. Additionally, there could be negative developments with any of these distributors or any of them could have financial difficulties. Any of these factors could have a material adverse effect on our business, financial condition and results of operations.

THE PRO FORMA INFORMATION INCLUDED IN THIS REPORT IS BASED ON ESTIMATES AND ASSUMPTIONS AND MAY NOT NECESSARILY BE INDICATIVE OF OUR ACTUAL REVENUES AND COSTS.

         The pro forma financial information included in this report is based upon the historical financial information for the Darvon and Darvocet-N product lines and on estimated costs to be incurred by NeoSan for selling, general and administrative, and research and development expenses. While we believe that our assumptions are reasonable, our actual costs may not be the same. Additionally, we will probably move manufacturing of our products to new sites. This will involve costs and require FDA approval of the new manufacturing facilities. We may not receive this FDA approval for a long time, if at all. Our pro forma financial information, which use the prices in our supply agreements, do not include or estimate the possibility of these higher costs. Therefore, this pro forma financial information does not represent what our results of operations would actually have been if the events described therein had in fact occurred on the date indicated or project our results of operations for any future period. For all these reasons, investors should not place undue reliance on the pro forma financial data contained in this report.

PRODUCT LIABILITY CLAIMS OR PRODUCT RECALLS COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         We face an inherent business risk of exposure to product liability claims in the event that the use of our products is alleged to have resulted in adverse effects. Such risks will exist even with respect to those products that receive regulatory approval for commercial sale. While we take what we believe are appropriate precautions, we may not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $10 million for aggregate annual claims. This insurance is subject to significant limitations, including a $100,000 deductible per incident, among other things. This level of insurance coverage, however, may not be sufficient to cover all potential claims against us or involving our products. Also, adequate insurance coverage may not be available in the future at acceptable costs, if at all. When we acquire or develop new products, we cannot assure you that additional liability insurance coverage for these new products will be available on acceptable terms, if at all. Although we have yet to face a product liability claim, the assertion of this type of claim could have a material adverse affect on our business, financial condition and results of operations.

         Product recalls may be issued at our discretion or at the discretion of the FDA, other government agencies or others having regulatory authority for pharmaceutical product sales. For example, we initiated a recall of one batch of M.V.I.-Pediatric manufactured in April 2001, even though we do not believe that we are legally responsible because we did not own the product when this batch was manufactured. We believe that none of the recalled product remains in the market. Any product recall could materially adversely affect our business, financial condition and results of operations.

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WE MAY BE UNABLE TO SECURE OR ENFORCE ADEQUATE INTELLECTUAL PROPERTY RIGHTS TO
PROTECT THE NEW PRODUCTS OR TECHNOLOGIES WE DEVELOP, AND OUR EXISTING INTELLECTUAL PROPERTY RIGHTS MAY NOT BE ADEQUATE TO PROTECT US OR PROVIDE US WITH A COMPETITIVE ADVANTAGE.

         Our ability to successfully commercialize new branded products or technologies is dependent upon our ability to secure and enforce strong intellectual property rights, generally patents, and we may be unable to do so. To obtain patent protection we must be able to successfully persuade the U.S. Patent and Trademark Office and its foreign counterparts to issue patents on a timely basis and possibly in the face of third party challenges. Even if we are granted a patent, our rights may later be challenged or circumvented by third parties. The issuance of a patent is not conclusive as to its validity or enforceability. In addition, from time to time, we have received notices from third parties regarding patent claims against us. Any such claims, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, and cause us to incur significant expenses. In addition, any potential intellectual property litigation could require that we stop selling our products, obtain a license from the owner to sell or use the relevant intellectual property, which we may not be able to obtain on favorable terms, if at all, or modify our products to avoid using the relevant intellectual property. In the event of a successful claim of infringement against us, our business, financial condition and results of operations could be materially and adversely affected.

         Additionally, we also rely on trade secrets and other unprotected proprietary knowledge, which we generally seek to protect by confidentiality, non-disclosure and assignment of invention agreements with our employees, consultants, licensees and other companies. These agreements, however, may be breached, may not be enforceable or we may not have adequate remedies for a breach by the other party. Additionally, our trade secrets may become known by our competitors. Parties to those agreements may claim rights to intellectual property arising out of their work. The disclosure or misappropriation of our intellectual property for any of these reasons could materially and adversely affect our business, financial condition or results of operations.

WE DEPEND ON KEY PERSONNEL.

         We are highly dependent on key personnel, and the loss of any of them, particularly Frederick D. Sancilio, Ph.D., our Chairman and Chief Executive Officer, would be disruptive and could materially and adversely affect our business and prospects for success. Although we believe that we are adequately staffed in key positions and that we will be successful in retaining skilled and experienced management, operational and scientific personnel, we cannot assure you that we will be able to attract and retain such personnel on acceptable terms. The loss of the services of key scientific, technical and management personnel could have a material adverse effect on us, especially in light of our recent growth. We do not maintain key-person life insurance on, or have any employment agreements with, any of our executives other than Dr. Sancilio.

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A SIGNIFICANT PORTION OF OUR FACILITIES ARE LOCATED IN AREAS SUSCEPTIBLE TO
HURRICANES AND MAJOR STORM DAMAGE.

         A significant portion of our research and development facilities, our corporate headquarters and other critical business operations and some of our key suppliers are located in geographic areas that have had, and are likely to continue to have, hurricanes and major storms. Although we maintain business interruption and other insurance coverage, this coverage is subject to significant limitations and deductibles and may not be sufficient to offset the impact to our operations and infrastructure caused by future hurricanes and storms.

             RISKS RELATED TO OUR STOCK PRICE AND CORPORATE CONTROL

OUR EXECUTIVE OFFICERS AND DIRECTORS AND ENTITIES AFFILIATED WITH THEM, WHOSE INTERESTS MAY DIFFER FROM OTHER STOCKHOLDERS, WILL HAVE THE ABILITY TO EXERCISE SIGNIFICANT CONTROL OVER US.

         Our executive officers, directors and entities affiliated with them will, as a group, beneficially owned more than 50% our common stock as of the date of March 31, 2002. Dr. Sancilio individually owned approximately 23% of our common stock. These stockholders, particularly Dr. Sancilio, will be able to exercise significant influence over all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions, including a change of control of our company. The interests of these stockholders may differ from the interests of our other stockholders.

FUTURE SALES OF COMMON STOCK BY OUR PRINCIPAL STOCKHOLDERS MAY CAUSE OUR STOCK PRICE TO DECLINE.

         These stockholders are free to sell these shares, subject to the volume limitations of Rule 144 under the Securities Act of 1933 and any lock-up agreement that they may enter into with the underwriters of our proposed equity offering. Some of these stockholders have registration rights under our investors' agreement. We cannot predict when any of these stockholders may sell their shares or in what volumes. However, the market price of our common stock could decline significantly if these stockholders sell a large number of shares into the public market or if the market believes that these sales may occur.

OUR STOCK PRICE MAY BE VOLATILE AND MAY DECLINE.

         Our stock price has been volatile in the past, due, in part, to low trading volume and the small percentage of our outstanding common stock held by public investors. From January 1, 2000 through April 30, 2002, our stock price has ranged from a low trading price of $6.31 per share to a high trading price of $39.99 per share. Our stock price may continue to be volatile after this offering. The market price of our common stock may also be affected by our ability to meet analysts' and investors' expectations. Failure to meet these expectations, even slightly, could cause the market price of our common stock to fall significantly.

IT MAY BE DIFFICULT FOR A THIRD PARTY TO ACQUIRE OUR COMPANY, WHICH COULD DEPRESS OUR STOCK PRICE.

         Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could deter or prevent a change in control of our company or our management that stockholders may consider favorable or beneficial. These provisions could discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions, which may be amended only upon recommendation by our board of directors and approval by our stockholders include:

         o a staggered board of directors, so that it would take three successive annual meetings to replace all directors;

         o authorization of special meetings of stockholders only upon a call by the board of directors;

         o authorization to issue "blank check" preferred stock, which is preferred stock that can be created and issued by the board of directors without prior stockholder approval, with rights senior to our common stockholders;

         o prohibition on stockholder action by written consent; and - advance notice requirements for the submission by stockholders of nominations for election to the board of directors and for proposing matters that can be acted upon by stockholders at a meeting.

         In addition, our senior credit facilities and senior subordinated notes could deter a change of control that our stockholders consider favorable or beneficial. A change of control of our company constitutes an event of default under our senior credit facilities, and upon a change of control, we are required to offer to repay all of our outstanding senior subordinated notes. Our senior credit facilities, however, prevent us from repaying any of these notes prior to repaying all obligations under our senior credit facilities. As of March 31, 2002, we had approximately $323.3 million outstanding under these debt agreements.

                      RISKS RELATING TO OUR CAPITALIZATION

OUR SUBSTANTIAL DEBT COULD ADVERSELY AFFECT OUR CASH FLOW AND PREVENT US FROM FULFILLING OUR OBLIGATIONS.

         We have a significant amount of debt and will continue to have a significant amount of debt following the completion of this offering and the use of the net proceeds to repay a portion of our debt. We may have more debt in the future. We have not had this level of debt in the past. Our substantial amount of debt could have important consequences to you. For example, it:

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

         o will make it more difficult for us to satisfy our obligations under our senior credit facilities and senior subordinated notes;

         o will increase our vulnerability to general adverse economic and industry conditions and adverse changes in governmental regulations;

         o will require us to dedicate a substantial portion of our cash flow from operations to make payments on our debt, reducing the availability of our cash flow to fund future capital expenditures, working capital, execution of our growth strategy, research and development costs and other general corporate requirements;

         o could limit our flexibility in planning for, or reacting to, changes in our business and the pharmaceutical industry, which may place us at a competitive disadvantage compared with competitors that have less debt; and

         o could limit our ability to borrow additional funds, even when necessary to maintain adequate liquidity.

         The terms of our senior credit facilities and senior subordinated notes allow us to incur substantial amounts of additional debt, subject to certain limitations. We might incur additional debt for various reasons, particularly to pay for the additional product line acquisitions that we may make for our NeoSan business unit.

TO SERVICE OUR DEBT, WE WILL REQUIRE A SIGNIFICANT AMOUNT OF CASH, WHICH MAY NOT BE AVAILABLE TO US.

         Our ability to make payments on or refinance our debt will depend largely upon our future operating performance. Our future operating performance is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We cannot assure you that our business will generate cash flow from operations in an amount sufficient to enable us to pay our debt or to fund our other liquidity needs. For example, in 1999 we had a loss from operations of $8.8 million and net cash used in operating activities of $12.7 million. If we are unable to generate sufficient cash flow to meet our debt service requirements, we may have to renegotiate the terms of our debt. We cannot assure you that we will be able to repay or refinance any of our debt, including our senior credit facilities or senior subordinated notes, on commercially reasonable terms or at all. If we were unable to refinance our debt or obtain new financing under these circumstances, we would have to consider other options, such as:

         o        sales of certain assets to meet our debt service obligations;

         o        sales of equity; and

         o negotiations with our lenders to restructure the applicable debt.

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

         However, these options may not be feasible or prove adequate. Our credit agreement and the indenture may restrict, or market or business conditions may limit, our ability to do some of these things.

THE FINANCING AGREEMENTS GOVERNING OUR DEBT, INCLUDING OUR SENIOR CREDIT FACILITIES AND SENIOR SUBORDINATED NOTES, CONTAIN VARIOUS COVENANTS THAT LIMIT OUR DISCRETION IN THE OPERATION OF OUR BUSINESS AND COULD LEAD TO ACCELERATION OF DEBT.

         Our existing financing agreements impose operating and financial restrictions on our activities. These restrictions require us to comply with or maintain certain financial tests and ratios, and limit or prohibit our ability to, among other things:

         o        incur additional debt and issue preferred stock;

         o        create liens;

         o        redeem and/or prepay certain debt;

         o        sell capital stock of subsidiaries or other assets;

         o        make certain investments;

         o        enter new lines of business;

         o        engage in consolidations, mergers and acquisitions;

         o make certain capital expenditures; and - pay dividends and make other distributions.

         These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financing, merger and acquisition and other corporate opportunities.

         Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants and maintain the financial tests and ratios required by some of the instruments governing our financing arrangements. Failure to comply with any of the covenants in our financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing that debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under our senior credit facilities and senior subordinated notes. In addition, the limitations imposed by these financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing. We may not be able to obtain future waivers or amendments, if necessary.

                 RISKS RELATING TO OUR SENIOR SUBORDINATED NOTES

YOUR RIGHT TO RECEIVE PAYMENTS ON THE NOTES MAY BE ADVERSELY AFFECTED BY THE RIGHTS OF OUR SENIOR CREDITORS.

         Our senior subordinated notes and the related guarantees are general unsecured obligations, junior in right of payment to all existing and future senior debt. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made on the notes. Our existing senior debt is also secured by virtually all of our assets except for the assets of our foreign subsidiaries and one-third of their capital stock. Therefore our senior lenders will also have priority with respect to the assets securing their loans. The indenture governing our senior subordinated notes provides that all debt we may incur can be senior and secured.

         In the event of a bankruptcy or similar proceeding relating to us, holders of the notes will participate ratably with all of our general unsecured creditors. However, because the indenture requires that, until all of our senior debt is repaid, amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, holders of the notes may receive less, ratably, than our other general unsecured creditors in any such proceeding. In these cases, we may not have sufficient funds to pay all of our creditors, including the holders of the notes.

         The subordination provisions of the indenture also provide that, in most circumstances, we may not make payment to you during the continuance of payment defaults on our senior debt, and payments to you may be suspended for a period of up to 179 days if a nonpayment default exists under our senior debt.

FEDERAL AND STATE LAWS PERMIT A COURT TO VOID THE SUBSIDIARY GUARANTEES UNDER CERTAIN CIRCUMSTANCES

         The guarantee of the notes by our domestic restricted subsidiaries will be subject to review under federal or state fraudulent transfer laws if the guarantors are called upon to pay under the guarantees. While the relevant laws vary from state to state, under such laws, generally the issuance of a guarantee will be a fraudulent conveyance if (1) any of our subsidiaries issued subsidiary guarantees with the intent of hindering, delaying or defrauding creditors, or
(2) the subsidiary guarantors received less than reasonably equivalent value or fair consideration in return for issuing their respective guarantees, and, in the case of (2) only, one of the following is also true:

         o any of the subsidiary guarantors were insolvent, or became insolvent, when they paid the consideration;

         o issuing the guarantees left the applicable subsidiary guarantor with an unreasonably small amount of capital; or

         o the applicable subsidiary guarantor intended to, or believed that it would, be unable to pay debts as they matured.

         If the issuance of any guarantee were a fraudulent conveyance, a court could, among other things, void any of our subsidiary guarantor's obligations under its respective guarantee and require the repayment of any amounts paid under the guarantee.

         Generally, an entity will be considered insolvent if:

         o the sum of its debts is greater than the fair value of its property;

         o the present fair value of its assets is less than the amount that it will be required to pay on its existing debts as they become due; or

         o        it cannot pay its debts as they become due.

         Circumstance (2) identified above will be applicable to most of the guarantors because they will not receive anything in return for guaranteeing the notes.

NOT ALL OF OUR SUBSIDIARIES GUARANTEE OUR OBLIGATIONS UNDER THE NOTES, AND THE ASSETS OF THE NON-GUARANTOR SUBSIDIARIES MAY NOT BE AVAILABLE TO MAKE PAYMENTS ON THE NOTES.

         Our foreign subsidiaries are not guarantors of the notes. Our present and future domestic restricted subsidiaries of which we own 80% or more of the diluted equity interests guarantee the notes. Payments on the notes are only required to be made by us and the subsidiary guarantors, but no payments are required to be made from assets of other subsidiaries. In addition, our consolidated financial statements included in this report are presented on a consolidated basis, including all of our foreign subsidiaries. Our non-guarantor subsidiaries had net revenues of $3.8 million in the first quarter of 2002, or 8.4% of our total net revenues. There is no specific limitation in the indenture on our ability to transfer assets to non-guarantor subsidiaries.

         In the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, their creditors, including trade creditors, will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. As a result, the notes are effectively subordinated to the indebtedness of these non-guarantor subsidiaries. As of March 31, 2002, the total liabilities or our non-guarantor subsidiaries, excluding intercompany liabilities, were $5.1 million.







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